Exhibit 13.A.(13)(h)

ENDORSEMENTS

(Only we can endorse this contract.)

ALTERATION OF TEXT

The second paragraph under "Loans" is replaced with the following:

If the contract is not in default, the loan value at any time is equal to 99% of the cash value.

Pruco Life Insurance Company,

By /s/ Clifford E. Kirsch
           Secretary


                                     II-22